Exhibit 99.1

Press Release

GasLog Ltd. Announces Election of Directors at 2016 Annual General Meeting of Shareholders

Monaco – May 5, 2016 – GasLog Ltd. (the “Company” (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced the election of ten directors at the Company’s annual general meeting of shareholders held in Monaco today.

The elected directors are Peter G. Livanos, Bruce L. Blythe, David P. Conner, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer, Julian R. Metherell, Anthony S. Papadimitriou, Philip Radziwill and Paul A. Wogan. Each director was elected to hold office until the next annual general meeting of shareholders or until his successor has been duly elected and qualified.

Shareholders also approved the appointment of Deloitte LLP as the Company’s independent auditors for the fiscal year ending December 31, 2016 and until the conclusion of the next annual general meeting, and authorized the Company’s board of directors, acting through the audit and risk committee, to determine the independent auditor fee.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 18 LNG carriers (including 11 ships in operation and 7 LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties and a vessel secured under a long-term bareboat charter from Lepta Shipping, a subsidiary of Mitsui. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further eight LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com